UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

Telesystem International Wireless Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

879 946 101
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879 946 101
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,241,073 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 12,241,073 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,241,073 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9,57% (1)
14.	TYPE OF REPORTING PERSON: CO

(1) In the event that Caisse de dépôt et placement du Québec ("Caisse") and Capital Communications CDPQ Inc. ("CDPQ"), its wholly-owned subsidiary, were to exercise their conversion right with respect to (i) a debenture issued by Télésystème Ltd., representing 11,313,480 common shares of Telesystem International Wireless Inc., and (ii) a debenture issued by Gestion Télésystème Inc., representing 159,388 common shares of Telesystem International Wireless Inc., as fully described in Item 5.

Item 1. Security and Issuer

The class of equity security to which this statement relates is the shares of common stock of Telesystem International Wireless Inc. (the "Shares"), a Canadian corporation (the "Issuer").

The principal executive offices of the Issuer are located at 1000 de la Gauchetière Street West, 16th floor, Montréal, Québec, H3B 4W5.

Item 2. Identity and Background

This statement is filed by Caisse. Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

N/A.

Item 4. Purpose of Transaction

N/A.

Item 5. Interest in Securities of the Issuer

As reported in Caisse's last amendment on schedule 13D/A dated February 26, 2004, Caisse held a debenture issued by Telesystem Ltd. (the "Telesystem Debenture") in principal amount of CAN$152,220,000. The terms of the Telesystem Debenture provide that it is exchangeable for 15,850,000 Shares and that it expires on the later of June 30, 2004 or a date ending 60 days after the closing of any secondary offering that may be done by Telesystem Ltd. by prospectus before June 30, 2004.

On March 25, 2004, Caisse announces that an amount of US$41,211,448.88 or CAN$54,827,711.59 representing part of the principal and interest of the Telesystem Debenture has been repaid. This amount was repaid subsequently to a secondary offering qualified by a short form Prospectus and supplemented short form Prospectus of the Issuer, dated March 18, 2004. Therefore, after the repayment, the principal amount of Telesystem Debenture is CAN$108,652,235.05.

As last reported, CDPQ, held a debenture of CAN$43,991,393, issued by Gestion Télésystème Inc. (the "Gestion Télésystème Debenture") which represents 159,388 Shares and which is exchangeable at any time but CDPQ has agreed not to exchange the Gestion Télésystème Debenture before August 1, 2004, provided the Issuer is not in default.

If CDPQ and Caisse were to exercise their conversion right with respect to the Telesystem Debenture and the Gestion Télésystème Debenture, the Shares that may be deemed owned by Caisse (directly and indirectly) would represent 9.57% of the Shares outstanding pursuant to the most recently available filing with the Commission.

The beneficial ownership of the Issuer's securities by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit D attached, when applicable.

Caisse and CDPQ have the power to vote and to dispose of the Shares they own.

c) N/A

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer listed in response to this item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

On March 4, 2004, Caisse and CDPQ have entered into an agreement with the Issuer and some of its shareholders pursuant to which they agreed to become, on or prior to the exchange of the debentures, a party to the Investor rights agreement and the Registration rights agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit A: List of Executive Officers and Directors of Caisse de Depot et placement du Québec
Exhibit B: List of Executive Officers and Directors of Capital Communications CDPQ Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: April 1st, 2004

s/ Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title